UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MPG Office Trust, Inc.

File No. 001-31717 - CF#29506

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MPG Office Trust, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013, as amended on July 26, 2013.

Based on representations by MPG Office Trust, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.47	through May 23, 2023
Exhibit 10.48	through May 23, 2023
Exhibit 10.53	through May 23, 2023
Exhibit 10.56	through May 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary